EXHIBIT 4.3

December 2001

       In December 2001, BCP and Fundo Servimedia, a Portuguese fund, reached agreement on the establishment of a securitization program known as Magellan Mortgages. The agreement provides for BCP to assign to the fund a portfolio of first mortgage assets the principal outstanding balance of which BCP represents to be true and correct and for the fund to purchase the portfolio and to thereafter issue its units up to the global amount of 1,000,000,000 euros. Under the terms of a Mortgage Sale Agreement with the fund, dated December 20, 2001, BCP assigned to the fund a portfolio of first mortgage assets it represented to have a principal outstanding balance of 1,000,000,000 euros for which it was paid by the fund a purchase price equivalent to such principal outstanding balance. To the extent that the principal outstanding balance of the portfolio of first mortgage assets is less than the amount represented, BCP is obligated under the Mortgage Sale Agreement to either pay over to the fund such difference in amount or to assign to the fund additional first mortgage assets the principal outstanding balance of which is equivalent to such difference in amount.


                                      216